UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                02364 L 109
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                               (CUSIP Number)

                             February 19, 2003
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          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)
                  |X|   Rule 13d-1(c)
                  |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      --------------------------
CUSIP NO. 02364 L 109                   13G            PAGE 2 OF 8 PAGES
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ferrer Freeman & Company, LLC
       TIN:  06-1433502
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

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                           5   SOLE VOTING POWER
       NUMBER OF
         SHARES                966,677
                         ----------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 966,677
                         ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       966,677
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  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                   |_|

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                  Approximately 15.9%
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  12   TYPE OF REPORTING PERSON (See Instructions)

                                           OO
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

-----------------------------                      --------------------------
CUSIP NO. 02364 L 109                   13G            PAGE 3 OF 8 PAGES
-----------------------------                      --------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       FFC Partners I, L.P.
       TIN:  06-1458417
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                           5   SOLE VOTING POWER
       NUMBER OF
         SHARES                928,331
                         ----------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 928,331
                         ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       928,331

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  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                    |_|

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                            Approximately 15.2%
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  12   TYPE OF REPORTING PERSON (See Instructions)

                                     PN
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




-----------------------------                      --------------------------
CUSIP NO. 02364 L 109                   13G            PAGE 4 OF 8 PAGES
-----------------------------                      --------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       FFC Executive Partners I, L.P.
       TIN:  06-1477466
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-----------------------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
         SHARES                38,346
                         ----------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 38,346
                         ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       38,346
-----------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      |_|

-----------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately .6%
-----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                     PN
-----------------------------------------------------------------------------

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by America Service Group Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("FFC I") and FFC Executive Partners I, L.P. ("FFC EP I") (the "Reporting Persons"). The Reporting Persons have previously filed statements on Schedule 13D to report their ownership position in the Issuer. David A. Freeman, a member of FFC, resigned from the board of directors of the Issuer on February 19, 2003. The percentages reported herein are based on there being 6,032,744 shares of Common Stock outstanding as of November 11, 2002, as reported in the Form 10-Q filed by the Issuer on November 14, 2002.

ITEM 1(a).     NAME OF ISSUER:

                    America Service Group Inc. (the "Issuer")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    105 Westpark Drive, Suite 200
                    Brentwood, Tennessee 37027

ITEM 2(a).     NAME OF PERSON FILING:

                    This Schedule 13G is filed by FFC, FFC I, and FFC EP I. FFC is the general partner of FFC I and FFC EP I.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    The business address of each of the Reporting Persons
                    is c/o:
                    The Mill
                    10 Glenville Street
                    Greenwich, CT  06831

ITEM 2(c).     CITIZENSHIP:

                    FFC is a Connecticut limited liability company and FFC I and FFC EP I are Delaware limited partnerships.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.01 per share.

ITEM 2(e).     CUSIP NUMBER:

                    02364 L 109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

FFC
---

     (a) Amount beneficially owned: 966,677 (consisting of (i) the 928,331 shares of Common Stock beneficially owned by FFC I, and (ii) the 38,346 shares of Common Stock beneficially owned by FFC EP I).

     (b) Percent of class: Approximately 15.9% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

     (c) Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 966,677

          (ii)   Shared power to vote or to direct the vote:

          (iii)  Sole power to dispose or to direct the disposition of:
                 966,677

          (iv)   Shared power to dispose or to direct the disposition of:

FFC I
-----

     (a) Amount beneficially owned: 928,331 (consisting of (i) its ownership of 863,511 shares of Common Stock and (ii) its right to acquire beneficial ownership of 64,820 shares of Common Stock within 60 days through the exercise of warrants).

     (b) Percent of class: Approximately 15.2% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

     (c) Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 928,331

          (ii)   Shared power to vote or to direct the vote:

          (iii)  Sole power to dispose or to direct the disposition of:
                 928,331

          (iv)   Shared power to dispose or to direct the disposition of:

FFC EP I
--------

     (a) Amount beneficially owned: 38,346 (consisting of(i) its ownership of 35,666 shares of Common Stock and (ii) its right to acquire beneficial ownership of 2,680 shares of Common Stock within 60 days through the exercise of warrants).

     (b) Percent of class: Approximately .6% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

     (c) Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote: 38,346

          (ii)   Shared power to vote or to direct the vote:

          (iii)  Sole power to dispose or to direct the disposition of:
                 38,346

          (iv)   Shared power to dispose or to direct the disposition of:

               David A. Freeman, a Member of FFC is deemed to be the beneficial owner of 225 shares of Common Stock. Mr. Freeman has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 225 shares of Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2003

                                 FERRER FREEMAN & COMPANY, LLC

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FFC PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY, LLC,
                                      its General Partner

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member

                                 FFC EXECUTIVE PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY, LLC,
                                      its General Partner

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: February 26, 2003

                                 FERRER FREEMAN & COMPANY, LLC

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member


                                 FFC PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY, LLC,
                                      its General Partner

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member

                                 FFC EXECUTIVE PARTNERS I, L.P.

                                 By:  FERRER FREEMAN & COMPANY, LLC,
                                      its General Partner

                                 By: /s/ Tricia A. Summers
                                    ----------------------------------
                                    Name:  Tricia A. Summers
                                    Title: Member